Exhibit 4.01

DESCRIPTION OF SECURITIES

The following is a brief description of the common stock, par value $0.01 per share (the “Common Stock”), and the rights to purchase Series D Preferred Stock (defined below) of Monro, Inc. (the “Company”), which are the only securities of the Company registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended. The following description of our Common Stock and Rights does not purport to be complete and is qualified in its entirety by reference to our restated certificate of incorporation, as amended (the “Certificate of Incorporation”) and our amended and restated bylaws (the “Bylaws”). Copies of our Certificate of Incorporation and Bylaws are available on the Company’s corporate website at corporate.monro.com.

Our Certificate of Incorporation authorizes us to issue up to 69,900,000 shares of capital stock, consisting of 65,000,000 shares of Common Stock, 150,000 shares of Class C Convertible Preferred Stock, par value $1.50 per share (“Class C Preferred”), 4,750,000 shares of serial preferred stock, par value $0.01 per share (“Serial Preferred”),  of which 65,000 shares have been designated as Series D Junior Participating Serial Preferred Stock, par value $.01 per share (the “Series D Preferred Stock”). Our Common Stock is listed on the Nasdaq under the symbol “MNRO.”

Common Stock

Voting Rights

Holders of shares of Common Stock are entitled to one vote per share on all matters submitted to a vote of the shareholders and do not have cumulative voting rights. As described further below, the voting rights of holders of Common Stock are subject to the voting rights of Class C Preferred.

Dividend Rights

Subject to the dividend rights of any outstanding preferred stock, including the Class C Preferred, each holder of shares of Common Stock is entitled to receive dividends out of legally available funds as our board of directors may declare in its discretion.

No Preemptive or Similar Rights

Holders of shares of Common Stock have no preemptive, conversion or redemption rights. The Common Stock is not subject to any sinking fund provisions. Our outstanding shares of Common Stock are fully paid and non-assessable.

Liquidation Rights

After distribution in full of the preferential amounts to be distributed to the holders of all classes of stock, including Class C Preferred, in the event of a voluntary or involuntary liquidation, dissolution or winding up of our affairs, the holders of shares of Common Stock are entitled to receive all of our remaining assets.

Preferred Stock

Class C Preferred. At least 60% of the shares of Class C Preferred must vote as a separate class or unanimously consent to effect or validate any action taken by our Common Stock. Therefore, the Class C Preferred holders have an effective veto over all matters put to a vote of our Common Stock, and could use that veto power to block any matter that the holders of Common Stock may approve.

Holders of Class C Preferred are also entitled to dividends declared by the board of directors as if their shares of Class C Preferred had converted to Common Stock. At their option, holders of Class C Preferred may convert their shares of Class C Preferred into shares of Common Stock at any time. Subject to adjustment as described in the Certificate of Incorporation, one share of Class C Preferred converts into 61.275 shares of Common Stock. The rate at which the Class C Preferred converts into Common Stock allows the Class C Preferred to maintain its current percentage interest in the Company regardless of whether the Company pays a dividend in shares of its Common Stock, subdivides or combines its outstanding shares of Common Stock, or takes other similar action, whereas the Common Stock has no similar rights. The effect of this feature on the Common Stock is that the value of and voting rights of Common Stock may be reduced more easily than value of and voting rights of Class C Preferred. In addition, each share of Class C

Preferred is entitled to receive an amount equal to the greater of (i) $1.50 per share of Class C Preferred and (ii) the amount that would have been received if the share of Class C Preferred had been converted to shares of Common Stock immediately prior to any liquidation, dissolution or winding up.

The Class C Preferred will automatically and mandatorily convert on the earliest of (i) August 15, 2026, (ii) the first business day immediately prior to the record date established for the determination of shareholders entitled to vote at our 2026 annual meeting, and (iii) the date on which the holders Class C Preferred, in the aggregate, cease to beneficially own at least 50% of all shares of the Class C Preferred issued and outstanding as of May 12, 2023.

Serial Preferred.  Our board of directors has authority, without further action by holders of Common Stock, to issue up to 4,750,000 shares of Serial Preferred. Our board of directors has the authority to determine the terms of each series of preferred stock, within the limits of the Certificate of Incorporation and the laws of the State of New York. The issuance of any shares of Serial Preferred may negatively affect the rights of our Common Stock by potentially diluting the voting power of shares of our Common Stock or lowering the market price of our Common Stock. See “Rights” below for additional information about the Series D Preferred Stock.

Rights

Each outstanding share of Common Stock  also evidences a right to purchase one one-thousandth of a share of Series D Preferred Stock at a purchase price of $90 per share, subject to adjustment (the “Purchase Price”) upon certain events (each, a “Right”). The description and terms of the Rights are set forth in the Rights Agreement, dated as of November 10, 2025, by and between the Company and Equiniti Trust Company, LLC, as rights agent (the “Rights Agreement”). This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement.

Distribution

Until the Distribution Date (as defined below), the Rights are evidenced by the Common Stock certificate, or, in the case of Common Stock held in uncertificated form, by the transaction statement or other record of ownership of such Common Stock, and not by separate rights certificates.  As of and after the Distribution Date, the Rights will separate from the Common Stock, and each Right will become exercisable to purchase one one-thousandth of a share of Series D Preferred Stock for the Purchase Price.

The term “Distribution Date” means the earlier of (a) ten days following a public announcement that a person has become an “Acquiring Person” by acquiring beneficial ownership of 17.5% or more of the Common Stock then outstanding (or, in the case of a person that had beneficial ownership of 17.5% or more of the outstanding Common Stock on the date the Rights Agreement was executed, by obtaining beneficial ownership of any additional shares of Common Stock) other than, in each case, as a result of repurchases of Common Stock by the Company or certain inadvertent acquisitions; and (b) ten business days (or such later date as the Board shall determine prior to the time a person becomes an Acquiring Person) after the commencement of a tender offer or exchange offer by or on behalf of any person (other than the Company and certain related entities) that, if completed, would result in such person becoming an Acquiring Person.

Until the Distribution Date, the Rights will be transferable by, and only in connection with, the transfer of Common Stock.

Exercise Period

The Rights are not exercisable until the Distribution Date. The Rights will expire on the earliest of (a) 5:00 p.m., Eastern time, on November 6, 2026, (b) the time at which the Rights are redeemed, and (c) the time at which the Rights are exchanged in full (the earliest of (a), (b) and (c) is the “Expiration Date”).

Exchange of Rights

The Rights Agreement provides that at any time after a person becomes an Acquiring Person but before any person acquires beneficial ownership of 50% or more of the outstanding Common Stock, the Board may direct the Company to exchange the Rights (other than Rights owned by such person or certain related parties, which will have become null and void), in whole or in part, at an exchange ratio of one share of Common Stock per Right (subject to adjustment). The Company may substitute shares of Series D Preferred Stock (or shares of a class or series of the Company’s preferred stock having equivalent rights, preferences, and privileges) for Common Stock at an initial rate of one one-thousandth of a share of Series D Preferred Stock (or of a share of a class or series of the Company’s preferred stock having equivalent rights, preferences, and privileges) per share of Common Stock. Immediately upon the action of the Board directing the Company to exchange the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the number of shares of Common Stock (or one one-thousandth of a share of Series D Preferred Stock or of a share of a class or series of the Company’s preferred stock having equivalent rights, preferences, and privileges) equal to the number of Rights held by such holder multiplied by the exchange ratio.

Redemption of Rights

At any time prior to the earlier of (a) a person becoming an Acquiring Person and (b) the Expiration Date, the Board may direct the Company to redeem the Rights in whole, but not in part, at a price of $0.01 per Right (payable in cash, Common Stock, or other consideration deemed appropriate by the Board). Immediately upon the action of the Board directing the Company to redeem the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the $0.01 redemption price.

Rights Prior to Exercise

Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

Adjustments

The Board may adjust the Purchase Price, the number of shares of Series D Preferred Stock or other securities or assets issuable upon exercise of a Right, and the number of Rights outstanding to prevent dilution that may occur (a) in the event of a stock dividend on, or a subdivision, combination, or reclassification of, the Series D Preferred Stock, (b) in the event of a stock dividend on, or a subdivision or combination of, the Common Stock, (c) if holders of the Series D Preferred Stock are granted certain rights, options, or warrants to subscribe for Series D Preferred Stock or convertible securities at less than the current market price of the Series D Preferred Stock, or (d) upon the distribution to holders of the Series D Preferred Stock of evidences of indebtedness or assets (excluding regular periodic cash dividends) or of subscription rights or warrants (other than those referred to above).

With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price. No fractional shares of Series D Preferred Stock will be issued (other than fractions that are integral multiples of one one-thousandth of a share of Series D Preferred Stock), and in lieu thereof, an adjustment in cash may be made based on the market price of the Series D Preferred Stock on the last trading date prior to the date of exercise.

Amendments

The Company, by action of the Board, may supplement or amend any provision of the Rights Agreement in any respect without the approval of any registered holder of Rights, including, without limitation, in order to (a) cure any ambiguity, (b) correct or supplement any provision contained in the Rights Agreement that may be defective or inconsistent with other provisions of the Rights Agreement, (c) shorten or lengthen any time period under the Rights Agreement, or (d) otherwise change, amend, or supplement any provisions of the Rights Agreement in any manner that the Company deems necessary or desirable; provided, however, that no supplement or amendment made after a person becomes an Acquiring Person shall adversely affect the interests of the registered holders of Rights (other than an Acquiring Person or any affiliated or associated person of an Acquiring Person or certain of their transferees) or shall cause the Rights Agreement to become amendable other than in accordance with the amendment provision contained therein. Without limiting the foregoing, the Company may at any time before any person becomes an Acquiring Person amend the Rights Agreement to make provisions of the Rights Agreement inapplicable to a particular transaction by which a person might otherwise become an Acquiring Person or to otherwise alter the terms and conditions of the Rights Agreement as they may apply with respect to any such transaction.

Anti-Takeover Provisions

Our Certificate of Incorporation, Bylaws, and the Rights Agreement contain provisions that may have the effect of delaying or preventing a change in control of the Company.

Supermajority Voting

Certain articles of our Certificate of Incorporation may only be amended by the affirmative vote of at least two-thirds of the outstanding shares of Common Stock.

Voting Rights of Class C Preferred

Because any action taken by our Common Stock must also be approved by at least 60% of the shares of Class C Preferred, voting separately as a class or by unanimous written consent, the Class C Preferred has the power to block any potential change in control that must be approved by the Company’s shareholders.

Preferred Stock

As described above, our board of directors has the ability to issue shares of Serial Preferred without shareholder approval. For example, under the Rights Agreement and without obtaining shareholder approval,  we may issue Series D Preferred Stock under the Rights Agreement or the Board may direct us to exchange the Rights for additional shares of Common Stock. These provisions of the Rights Agreement could discourage any person or group from becoming an Acquiring Person without obtaining our agreement because such an acquisition would cause the person or group to suffer substantial dilution.

Classified Board

Our Certificate of Incorporation provided for a classified board of directors until August 2023. Currently, approximately half of our board of directors is elected at each year’s annual meeting of shareholders. Beginning with our 2025 annual meeting, all of our directors will be elected annually.

Advance Notice of Shareholder Proposals

Our Certificate of Incorporation provides that any shareholder who wishes to bring business before a meeting of the shareholders, or to nominate a director for election at the meeting, must deliver advance notice of its proposal or nomination to the Company before the meeting.